CANADIAN RESIDENTS PARTICIPATING IN THE SHARE ACCOUNT
Shareholders holding shares in the Canadian Share Account can sell their shares for $15 plus 5 cents per share.
Complete Form A on the front of your Share Ownership Statement, tear it off and return it by mail to CIBC Mellon.
For more information call CIBC Mellon at 1 877 224-1760.

Sun Life Financial reports record operating EPS, up 12.3% over Q3 2004
Operating ROE hits 13.1%
Toronto – October 27, 2005 – Sun Life Financial Inc. (TSX/NYSE: SLF) today announced record operating earnings per share (EPS) of $0.82 for the quarter ended September 30, 2005, up 12.3%, or 18% in constant currency over the third quarter of 2004. Operating return on equity (ROE) grew to 13.1% for the quarter, up from 11.9% in 2004. Operating earnings exclude a $51 million after-tax charge to earnings related to the sale of Administradora de Fondos de Pensiones Cuprum S.A. (Cuprum). Including this charge, EPS were $0.74 for the quarter and ROE for the third quarter of 2005 was 11.7%.
“Our activity this quarter reflects our continued focus on building a sizeable presence in select international markets,” said Donald A. Stewart, Chief Executive Officer. “This quarter we undertook several initiatives to strengthen our operations in Asia and position the Company for profitable long-term growth. The acquisition of CMG Asia Limited and CommServe Financial Limited will increase profits and market share, and positions us for future expansion into Southeast China. In India, the acquisition of Alliance Capital Mutual Fund increased our assets under management to $3.5 billion. And in China, we started operations in our third city, Hangzhou.”
Paul W. Derksen, Executive Vice-President and Chief Financial Officer, noted, “The results for this quarter demonstrate our continued ability to deliver on key commitments to shareholders. Despite the adverse impact of currency, operating ROE increased by 120 basis points to 13.1% and operating EPS were up 12.3% compared to a year ago. We are also on track to meet or exceed our share buy-back objective of $500 million for the year.”
Financial Highlights
•	Operating ROE increased 120 basis points to 13.1% from 11.9% in the third quarter of 2004, exceeding the Company’s goal to increase its operating ROE by 75 to 100 basis points for the year.
•	Operating EPS for the quarter increased 12.3% compared to the third quarter of 2004. Excluding the negative impact of the Canadian dollar’s appreciation against foreign currencies, operating EPS were up 18% for the quarter. This result exceeded the Company’s 2005 target of 10% constant currency earnings growth.
•	In the third quarter of 2005, Sun Life Financial Inc. repurchased approximately 2 million common shares at an average price of $43.91 under its share repurchase program. Year-to-date 11.5 million shares have been repurchased for $464 million, on track to meet or exceed the stated objective of $500 million for the year.
•	Sun Life Financial Inc. issued $325 million of Non-Cumulative Preferred Shares, Series 2 priced at $25 per share and paying non-cumulative quarterly dividends of $0.30 per share, yielding 4.8% annually. The offering closed on July 15, 2005 and provides Sun Life Financial with attractive, low-cost capital.
Business Highlights
CORPORATE DEVELOPMENTS
•	Sun Life Financial closed the acquisition of CMG Asia and CommServe Financial on October 18, 2005. As a result of the transaction, Sun Life Financial Hong Kong is now among the top ten life insurance organizations in Hong Kong as measured by sales, with a proprietary sales force of approximately 1,700 advisors. The transaction is expected to be accretive to earnings and ROE in 2006.
•	Consistent with its ongoing focus on building scale in core strategic markets and exiting those where it does not have a meaningful presence, Sun Life Financial sold its 31.72% interest in Cuprum, a Chilean pension manager.
•	Sun Life Financial has been selected as one of Canada’s Top 100 employers out of more than 7,500 employers who were invited to compete in the annual listing published by Maclean’s magazine.
SUN LIFE FINANCIAL CANADA (SLF CANADA)
•	Focused efforts on asset retention in Group Retirement Services continued to produce positive results as retained assets were $135 million for the quarter and $346 million year-to-date, a 65% increase over last year.
•	Group Retirement Services continued to lead the Canadian market, with 48% of defined contribution pension sales for the first half of 2005.
•	Group Benefits strengthened its mandate with Canada Post by securing the Life Benefits plan for its 64,000 members.
•	Individual insurance sales in the third quarter were up 20% over the third quarter of 2004, reflecting productivity gains in the Clarica Sales Force and continued growth in the wholesale channel.
Third Quarter 2005 | www.sunlife.com       1

Shareholders’ Report
SUN LIFE FINANCIAL U.S. (SLF U.S.)
•	The variable annuity suite of products is being enhanced with the launch of a new guaranteed living benefit, Secured ReturnsSM for Life. This new rider includes a guaranteed withdrawal benefit for life, while maintaining the innovative feature of Sun Life Financial’s Secured ReturnsSM 2 rider – a refund of fees if the guarantee is not needed.
•	Group Life & Health showed strong growth, with gross sales up US$22 million or 51% over third quarter 2004. Business in force grew 19% since the third quarter of last year.
•	Individual Life announced the introduction of Sun ValueSM Single Premium Universal Life Insurance in New York, featuring simplified underwriting processes. Sun ValueSM is available to customers through financial institutions in New York State and will soon be available to bank and credit union customers in other states.
MFS INVESTMENT MANAGEMENT (MFS)
•	MFS generated positive net flows for the fourth consecutive quarter, producing US$1.4 billion in net sales during the third quarter of 2005. Year-to-date net flows were US$5.6 billion, up US$14.6 billion compared to the same period in 2004.
•	Assets under management (AUM) increased US$7 billion to US$157.4 billion at the end of September 2005.
•	MFS has consolidated multiple offshore retail fund families into new MFS Meridian Funds registered in Luxembourg, with over US$6 billion in assets. The new MFS Meridian Funds offer investors in markets across Europe a comprehensive and flexible range of investment choices.
The Funds are Euro dollars, pounds sterling and U.S. dollar denominated and offer both accumulation and income shares.
SUN LIFE FINANCIAL ASIA (SLF ASIA)
•	Birla Sun Life Asset Management Company Limited (BSLAMC) expanded its operations with the acquisition of the Indian mutual fund business of Alliance Capital Mutual Fund. BSLAMC now has approximately CDN$3.5 billion under management.
•	Sun Life Everbright extended its reach by commencing operations in Zhejiang province with the opening of a third branch office in the provincial capital city of Hangzhou.
USE OF NON-GAAP FINANCIAL MEASURES
Management evaluates the Company’s performance on the basis of financial measures prepared in accordance with Canadian generally accepted accounting principles (GAAP), including earnings, EPS and ROE. Management also measures the Company’s performance based on certain non-GAAP measures, including operating earnings, operating EPS, operating ROE, financial performance measures prepared on a constant currency basis and ROE for the Company’s business segments. Information concerning these non-GAAP financial measures and reconciliations to GAAP measures are included in the Company’s annual and interim Management’s Discussion and Analysis and its Supplementary Financial Information packages that are available in the Investor Relations — Financial Publications section of Sun Life Financial’s website, www.sunlife.com.
The financial results presented in this document are unaudited.
Sun Life Financial
Sun Life Financial is a leading international financial services organization providing a diverse range of wealth accumulation and protection products and services to individuals and corporate customers. Chartered in 1865, Sun Life Financial and its partners today have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Hong Kong, the Philippines, Japan, Indonesia, India, China and Bermuda. As of September 30, 2005, the Sun Life Financial group of companies had total assets under management of $374 billion.
Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under ticker symbol SLF.
2       Sun Life Financial Inc. | Third Quarter 2005

MANAGEMENT’S DISCUSSION & ANALYSIS

For the period ended September 30, 2005
Dated October 27, 2005
Earnings and Profitability
FINANCIAL SUMMARY

(Unaudited)	Quarterly Results					Year to Date
	Q3’05	Q2’05	Q1’05	Q4’04	Q3’04	2005	2004

Revenues ($ millions)	5,530	6,026	5,119	5,269	5,390	16,675	16,479
Common Shareholders’ Net Income ($ millions)	430	477	458	438	439	1,365	1,242
Operating Earnings(1) ($ millions)	481	477	458	438	439	1,416	1,301
Earnings Per Common Share (EPS) ($)	0.74	0.81	0.77	0.74	0.73	2.32	2.07
Operating EPS(1) ($)	0.82	0.81	0.77	0.74	0.73	2.40	2.17
Fully diluted operating EPS(1) ($)	0.82	0.81	0.77	0.73	0.73	2.40	2.16
Return on Common Equity (ROE) (%)	11.7	13.0	12.6	12.1	11.9	12.6	11.4
Operating ROE(1) (%)	13.1	13.0	12.6	12.1	11.9	13.0	11.9
Average Common Shares Outstanding (millions)	584.2	587.4	591.8	595.2	598.7	587.8	599.8
S&P 500 Index (daily average)	1,223	1,181	1,192	1,162	1,104	1,199	1,120
S&P 500 Index (close)	1,229	1,191	1,181	1,212	1,115	1,229	1,115

Certain comparative figures have been restated to conform with the presentation adopted in the first quarter of 2005.
Sun Life Financial Inc.(2) reported common shareholders’ net income of $430 million for the third quarter ended September 30, 2005, down $9 million from $439 million in 2004. The decline in common shareholders’ net income was largely due to a $51 million charge to earnings, related to the sale of Administradora de Fondos de Pensiones Cuprum S.A. (Cuprum) announced on August 12, 2005. The loss on the sale arose from the depreciation of the Chilean peso against the Canadian dollar since the interest in Cuprum was acquired in 1998. The currency loss was previously reflected in the equity of Sun Life Financial and therefore this charge had a minimal effect on the consolidated capital position of the Company. The impact of this charge was largely offset by higher earnings generated across the Company’s business groups. ROE for the third quarter of 2005 was 11.7% compared with 11.9% for the third quarter of 2004. EPS were $0.74 compared with $0.73 in the prior year.
Operating EPS, which does not include the charge from the sale of Cuprum, were $0.82 for the third quarter of 2005 up 12.3%, 18% on a constant currency basis, from the third quarter of 2004. SLF Canada, SLF U.S. and MFS all contributed to the improvement in earnings. Operating ROE reached 13.1%, up 120 basis points from the third quarter of 2004.
Common shareholders’ net income of $1.4 billion for the first nine months of 2005 was $123 million higher than for the comparable period of 2004 and EPS of $2.32 for the first nine months of 2005 were 12.1% higher than EPS of $2.07 in the same period of 2004.
The Company reported operating EPS of $2.40 for the first nine months of 2005, up 10.6% compared to the first nine months in 2004 as a result of increased operating earnings across all business units despite the adverse impact of currency, and share repurchases. Operating ROE increased 110 basis points to 13.0% for the first nine months of 2005, up from 11.9% for the first nine months of 2004.
Performance by Business Group
The Company has five reportable segments: SLF Canada, SLF U.S., MFS, SLF Asia, and Corporate. Where appropriate, information on a reportable segment has been presented both in Canadian dollars and the segment’s local currency to facilitate the analysis of underlying business trends. ROE for the business segments is a “non-GAAP” financial measure as outlined under “Use of Non-GAAP Financial Measures”. Additional details concerning the segments and the purpose and use of the segmented information are outlined in Note 6 to Sun Life Financial Inc.’s third quarter 2005 Interim Consolidated Financial Statements, which are prepared in accordance with Canadian generally accepted accounting principles (GAAP).
(1)	See “Use of Non-GAAP Financial Measures”. Operating earnings, operating EPS and operating ROE exclude the charge of $51 million related to the sale of Cuprum taken in the third quarter of 2005 and the $59 million regulatory charge against MFS taken in the first quarter of 2004.
(2)	Or together with its subsidiaries and joint ventures “the Company” or “Sun Life Financial”.
Third Quarter 2005 | www.sunlife.com       3

Management’s Discussion and Analysis
SLF CANADA

	Quarterly Results					Year to Date
	Q3’05	Q2’05	Q1’05	Q4’04	Q3'04	2005	2004

Revenues ($ millions)	2,120	2,104	2,146	2,029	1,960	6,370	6,133
Premiums & Deposits ($ millions)	3,501	3,800	5,412	3,900	3,942	12,713	12,856
Common Shareholders’ Net Income ($ millions)
Individual Insurance & Investments	128	145	168	126	121	441	385
Group Benefits	69	54	38	63	66	161	189
Group Retirement Services & Institutional Investments	31	37	39	35	34	107	97

Total	228	236	245	224	221	709	671
ROE (%)	13.5	14.2	14.8	13.7	13.4	14.3	13.5

Certain comparative figures have been restated to conform with the presentation adopted in the second quarter of 2004 and first quarter of 2005.
In the third quarter of 2005, SLF Canada’s earnings were up slightly over the third quarter of 2004, primarily due to lower new business strain as a result of expense improvements along with improved mortality and morbidity experience. Premiums and deposits for the third quarter of 2005 were $3.5 billion, down 11% from the third quarter of 2004 due to lower institutional investment sales. Premiums and deposits (excluding institutional investment sales) were up 18% reflecting growth in Group Benefits in force business, Group Retirement Services deposits and sales of CI Financial Inc. (CI Financial) mutual funds by the Clarica Sales Force.
Year-to-date earnings increased by 6% over the same period in 2004 primarily due to favourable mortality experience, increased fee income in Group Retirement Services & Institutional Investments, favourable credit experience, and increased earnings from the investment in CI Financial, partially offset by lower first quarter Group Benefits results. Year-to-date ROE increased 80 basis points over the same period in 2004.
•	Individual Insurance & Investments earnings increased 6% over the third quarter of 2004 due to higher investment income, lower unit costs and improved earnings from the investment in CI Financial.
•	Improved morbidity experience and changes to reinsurance arrangements contributed to the 5% earnings growth in Group Benefits over the third quarter of 2004.
•	The reduction in Group Retirement Services & Institutional Investments earnings over the third quarter of 2004 was attributable to more favourable mortality experience in the third quarter of 2004.
SLF U.S.

	Quarterly Results					Year to Date
	Q3’05	Q2’05	Q1’05	Q4’04	Q3’04	2005	2004

Revenues (US$ millions)	2,020	2,281	1,539	1,825	1,832	5,840	5,420
Revenues (C$ millions)	2,443	2,835	1,889	2,228	2,399	7,167	7,201
Common Shareholders’ Net Income (US$ millions)
Annuities	78	72	34	45	44	184	139
Individual Life	21	20	25	19	19	66	62
Group Life & Health	10	15	6	12	7	31	23

Total (US$ millions)	109	107	65	76	70	281	224
Total (C$ millions)	133	132	81	93	92	346	298
ROE (%)	13.6	13.8	8.6	10.5	9.9	12.1	10.4

The appreciation of the Canadian dollar against the U.S. dollar reduced earnings in SLF U.S. by CDN $12 million in the third quarter of 2005 compared to the third quarter of 2004 and by CDN $28 million for the first nine months of 2005.
Third quarter 2005 earnings of US $109 million were 56% higher than in the third quarter of 2004. The third quarter of 2005 benefited from stronger equity markets performance and improved interest spreads. Year-to-date earnings of US$281 million were US$57 million, or 25%, higher than in the prior year, due to increased earnings in all lines of business, most notably Annuities.
•	Annuities earnings increased US$34 million compared to the third quarter of 2004 and US$45 million year-to-date as a result of improved fixed annuity spreads and increased earnings from equity market movement. Improvements in fixed annuity spreads were the result of interest rate management, improved investment income and strong credit performance.
•	Group Life & Health earnings increased $3 million compared to the third quarter of 2004 due to improved mortality. Year-to-date earnings increased $8 million over 2004 primarily as a result of improved persistency and claims experience.
4       Sun Life Financial Inc. | Third Quarter 2005

Management’s Discussion and Analysis
MFS INVESTMENT MANAGEMENT

	Quarterly Results					Year to Date
	Q3’05	Q2’05	Q1’05	Q4’04	Q3’04	2005	2004

Revenues (US$ millions)	342	332	332	330	316	1,006	976
Revenues (C$ millions)	412	413	407	402	414	1,232	1,298
Common Shareholders’ Net Income/(Loss) (US$ millions)	38	34	37	36	32	109	52
Operating Earnings (US$ millions)	38	34	37	36	32	109	97
Common Shareholders’ Net Income/(Loss) (C$ millions)	46	42	46	44	42	134	70
Operating Earnings (C$ millions)	46	42	46	44	42	134	129
Average Net Assets (US$ billions)	155	147	145	140	132	149	138
Assets Under Management (US$ billions)	157	150	145	146	134	157	134
New Sales/(Redemptions) (US$ billions)	1.4	3.5	0.7	0.1	(2.5)	5.6	(9.0)
Market Movement (US$ billions)	6.3	1.8	(2.4)	12.1	(0.9)	5.7	2.7
S&P 500 Index (daily average)	1,223	1,181	1,192	1,162	1,104	1,199	1,120

MFS contributed net income of CDN$46 million for the third quarter of 2005. The appreciation of the Canadian dollar against the U.S. dollar reduced earnings for MFS by CDN$4 million in the third quarter of 2005 compared to the third quarter of 2004.
Net sales were US$1.4 billion in the third quarter of 2005 compared to net sales of US$3.5 billion in the previous quarter and net redemptions of US$2.5 billion during the third quarter a year ago. Strong positive net flows from institutional clients more than offset outflows of assets in retail mutual funds and annuities. MFS has experienced four consecutive quarters of positive net flows. Total assets under management grew 5% to US$157 billion driven by market returns and positive net sales in the third quarter.
Growth in average net assets of 17% to US$155 billion in the third quarter of 2005 from a year ago increased current quarter revenues by US$26 million to US$342 million, supporting earnings growth to US$38 million in the third quarter of 2005, up 19% from the third quarter of 2004. On a year-to-date basis, revenues were US$30 million higher in 2005 at US$1,006 million and operating earnings improved by US$12 million or 12%. Net sales on a year-to-date basis were US$5.6 billion, up US$14.6 billion compared to the first nine months of 2004.
SLF ASIA

	Quarterly Results					Year to Date
	Q3'05	Q2'05	Q1'05	Q4'04	Q3'04	2005	2004

Revenues ($ millions)	178	205	214	239	189	597	529
Common Shareholders’ Net Income ($ millions)	10	19	6	18	10	35	27
ROE (%)	9.8	17.6	5.4	16.8	9.3	10.8	8.2

Certain comparative figures have been restated to conform with the presentation adopted in the first quarter of 2005.
Revenues in the third quarter of 2005 were down 6% compared to the third quarter of 2004, largely due to lower single premium sales and weakening of the operating currencies relative to the Canadian dollar. In constant currency, revenues were up 3%. Revenues for the first nine months of 2005 increased by $68 million or 13% over the first nine months of 2004 reflecting ongoing business growth. On a constant currency basis, revenues for the first nine months were up $115 million, or 22%, over 2004 revenues. Second quarter 2005 revenues were higher than third quarter 2005 mostly due to sales seasonality in India.
Net income in the third quarter of 2005 was unchanged from the third quarter of 2004. Net income for the first nine months of 2005 was up $8 million, or $10 million in constant currency compared to the same period in 2004. The increase was largely due to the favourable resolution of a tax issue in the second quarter of 2005. Third quarter 2005 net income was down $9 million compared to the second quarter 2005 mostly due to the favourable resolution of a tax issue and to higher investment income in the second quarter 2005.
Third Quarter 2005 | www.sunlife.com       5

Management’s Discussion and Analysis
CORPORATE
Corporate includes the results of Sun Life Financial’s U.K. (SLF U.K.) operations, the Reinsurance business unit and Run-off Reinsurance as well as investment income, expenses, capital and other items not allocated to Sun Life Financial’s other business groups. Run-off Reinsurance is included in Other operations.

	Quarterly Results					Year to Date
	Q3’05	Q2’05	Q1’05	Q4’04	Q3'04	2005	2004

Revenues ($ millions)	454	538	530	477	534	1,522	1,660
Common Shareholders’ Net Income/(Loss) ($ millions)
SLF U.K.	48	39	47	45	39	134	128
Reinsurance	(6)	15	14	26	21	23	46
Other	(29)	(6)	19	(12)	14	(16)	2

Total	13	48	80	59	74	141	176

Certain comparative figures have been restated to conform with the presentation adopted in the first quarter of 2005.
Common shareholders’ net income of $13 million for the third quarter of 2005 reflected strong earnings in SLF U.K., the net loss on the sale of Cuprum and a strengthening of Reinsurance reserves.
•	Prior year earnings in SLF U.K. reflected poor mortality experience in the Group Life block of business, which is now substantively run off following the sale of the renewal rights on this business in 2003.
•	The current quarter results in Reinsurance reflected the impact of actuarial assumption and methodology changes on in-force business in addition to poor mortality experience in the quarter.
•	The loss of $29 million in Corporate Other reflected the net loss of $51 million on the Cuprum sale and foreign exchange losses which were partially offset by the resolution of a prior year tax issue.
Year-to-date common shareholders’ net income of $141 million reflected currency gains on the repatriation of capital from the U.K. in the first six months of 2005 which were more than offset by the aforementioned loss on the disposition of Cuprum, higher project costs, the assumption changes in Reinsurance and the write-off of redundant software.
Additional Financial Disclosure
REVENUE
Under Canadian GAAP, premium revenue includes annuity premiums, which are not included as revenue under U.S. GAAP and are not included as revenue for similar products sold by other financial institutions.
Revenues increased to $5.5 billion in the third quarter of 2005 from $5.4 billion in the comparable period a year ago. Excluding the unfavourable impact of $305 million due to the strengthening of the Canadian dollar against foreign currencies, revenues increased $445 million primarily due to higher premiums in Canada and the U.S., increased investment income reflecting favourable capital market conditions, and asset management fees earned on higher asset levels, partially offset by lower U.S. fixed annuity premiums.
Premium revenue was $3.3 billion in the third quarter of 2005, unchanged from the same quarter last year. Excluding the unfavourable impact of $175 million due to the strengthening of the Canadian dollar against foreign currencies, premium revenue was up 7% primarily due to higher group health insurance premiums in Canada and the US$300 million sale of medium-term notes, partially offset by lower fixed annuity premiums in the U.S.
Third quarter 2005 net investment income was up $54 million or 4% from the third quarter of 2004. This increase was primarily due to derivative gains reflecting improving capital market conditions and favourable credit experience, partially offset by an unfavourable impact of $77 million due to the strengthening of the Canadian dollar against foreign currencies and the charge relating to the sale of Cuprum.
Fee income of $730 million in the third quarter of 2005 was up $31 million from the same period in the previous year. Before an unfavourable currency impact of $52 million, fee income was up $83 million primarily due to asset management fees earned on higher asset levels.
Total revenue of $16.7 billion for the nine months ended September 30, 2005 was $196 million higher than the same period in 2004. Increases due to the US$900 million sale of medium-term notes, higher group health premiums in Canada, increases in individual insurance premiums in Asia and higher investment income were partially offset by an $853 million reduction due to the strengthening of the Canadian dollar against foreign currencies, lower U.S. annuity premiums and lower U.K. life insurance premiums primarily reflecting the sale of SLF U.K.’s group life renewal rights in 2003.
6       Sun Life Financial Inc. | Third Quarter 2005

Management’s Discussion and Analysis
ASSETS UNDER MANAGEMENT
AUM were $373.8 billion at September 30, 2005 compared to $377.1 billion at June 30, 2005, and $355.4 billion at September 30, 2004. The decrease of $3.3 billion between June 30, 2005 and September 30, 2005, was primarily the result of an unfavourable change of $15.7 billion due to currency fluctuations, partially offset by:
(i)	an increase of $11.2 billion from market movements, and
(ii)	net sales of mutual, managed and segregated funds of $1.1 billion.
AUM increased $18.4 billion between September 30, 2004 and September 30, 2005 primarily due to continued business growth and:
(i)	an increase of $32.3 billion from higher capital markets, and
(ii)	$8.9 billion of net sales of mutual, managed and segregated funds, partially offset by a
(iii)	$25.6 billion decrease from the strengthening of the Canadian dollar against foreign currencies.
CHANGES IN THE BALANCE SHEET AND SHAREHOLDERS’ EQUITY
Total general fund assets were $107.9 billion at September 30, 2005, compared to $111.1 billion a year earlier. Increases due to business growth, primarily in SLF U.S. and SLF Asia, were more than offset by a reduction of $5.9 billion due to the strengthening of the Canadian dollar against foreign currencies.
Total general fund assets at September 30, 2005 were $111 million higher than December 31, 2004. The increase due to business growth primarily in SLF Canada and SLF U.S. was mostly offset by a reduction of $2.8 billion due to the strengthening of the Canadian dollar against foreign currencies.
Actuarial and other policy liabilities of $76.2 billion at September 30, 2005 were $1.7 billion lower than at September 30, 2004. An increase of $2.7 billion primarily due to the growth in the SLF Canada and SLF U.S. operations was more than offset by a reduction of $4.3 billion due to the strengthening of the Canadian dollar against foreign currencies.
Actuarial and other policy liabilities were $76.2 billion at September 30, 2005, unchanged from December 31, 2004, as growth primarily in SLF Canada and SLF U.S. was largely offset by a $2.0 billion decrease due to the strengthening of the Canadian dollar against other foreign currencies during the period.
Shareholders’ equity, including Sun Life Financial Inc.’s preferred share capital, increased from $14.3 billion at December 31, 2004 to $15.2 billion at September 30, 2005. Shareholders’ net income, before preferred share dividends of $15 million, contributed $1.4 billion to equity, while the issuance of preferred shares added $713 million. The strengthening of the Canadian dollar against foreign currencies decreased equity by $364 million, while the adjustments to the currency translation account, outlined in Notes 3 and 11 of the third quarter interim financial statements, further lowered equity by $17 million. The increase in equity was also offset by dividend payments on common shares of $432 million and $406 million for the cost of common shares repurchased and cancelled, net of new issues for stock options.
Shareholders’ equity, including Sun Life Financial Inc.’s preferred share capital, was $15.2 billion at September 30, 2005, $143 million higher than at June 30, 2005. Shareholders’ net income, before preferred share dividends of $8 million, contributed $438 million. The increase in equity was partly offset by dividend payments on common shares of $149 million and $63 million for the cost of common shares repurchased and cancelled, net of new issues for stock options. Currency fluctuations and the adjustment to the currency translation account, outlined in Note 3 of the third quarter interim financial statements, further reduced equity by $410 million.
At September 30, 2005, Sun Life Financial Inc. had 582,937,030 common shares and 29,000,000 preferred shares outstanding.
Third Quarter 2005 | www.sunlife.com       7

Management’s Discussion and Analysis
CASH FLOWS

	Quarterly Results		Year to Date
($ millions)	Q3’05	Q3’04	2005	2004

Cash and cash equivalents, beginning of period	4,343	3,628	3,748	3,175
Cash flows provided by (used in):
Operating activities	18	672	1,918	2,173
Financing activities	72	(225)	(205)	(505)
Investing activities	(697)	(808)	(1,689)	(1,641)
Changes due to fluctuations in exchange rates	(163)	(83)	(199)	(18)

Increase in cash and cash equivalents	(770)	(444)	(175)	9

Cash and cash equivalents, end of period	3,573	3,184	3,573	3,184
Short-term securities, end of period	2,709	2,747	2,709	2,747

Total cash, cash equivalents and short-term securities	6,282	5,931	6,282	5,931

Certain comparative figures have been restated to conform with the presentation adopted in the first quarter of 2005.
Net cash, cash equivalents and short-term securities at the end of the third quarter of 2005 increased $351 million from the third quarter of 2004.
Cash and cash equivalents decreased $770 million during the third quarter of 2005 compared to a decrease of $444 million in the third quarter of 2004. Cash flows from operating activities in the third quarter of 2005 were $654 million lower than in the same period a year ago as the inflow from the sale of medium-term notes was more than offset by higher maturities and surrenders and the impact of the timing of investment transactions. Cash provided by financing activities increased $297 million mostly due to the issue of $325 million of preferred shares in July 2005, partially offset by the decreased use of borrowed funds. Cash used in investing activities was down $111 million from a year ago reflecting a lower level of net purchases of investment assets during the quarter.
The Company had net cash outflows of $175 million in the first nine months of 2005 compared to inflows of $9 million in the comparable period of 2004. Decreases in cash flows as a result of the unfavourable impact of fluctuations in exchange rates and reduced cash provided by operating activities primarily due to the timing of investment transactions were partially offset by higher cash flows provided by financing activities through the issuance of $725 million of preferred shares during the period, net of increases in share repurchases and dividend payments.
RISK MANAGEMENT
Sun Life Financial has developed a framework to assist in categorizing, monitoring and managing the risks to which it is exposed. The major categories of risk are credit risk, market risk, insurance risk and operational risk. Operational risk is a broad category that includes legal and regulatory risks, people risks and systems and processing risks.
Through its ongoing risk management procedures, Sun Life Financial reviews the various risk factors identified in the framework and reports to senior management on a monthly basis and to the Risk Review Committee of the Board quarterly. Sun Life Financial’s risk management procedures and risk factors are described in Sun Life Financial Inc.’s annual and interim MD&A and Annual Information Form (AIF). Interest rate and equity market sensitivities are disclosed in the annual MD&A, but change as market levels change, new business is added, or as management actions are taken.
OUTLOOK
The outlook for growth in the North American economies has not changed significantly in the third quarter of 2005, despite the sharp rise in energy prices following Hurricane Katrina. The U.S. economy is still expected to grow at a rate of 3.0% to 3.5%, with the Canadian economy in the 2.5% to 3.0% range. Both the Federal Reserve Board and the Bank of Canada are concerned about the rise of inflation and are likely to raise interest rates in response. A gradually increasing interest rate environment would generally benefit the Company’s businesses through wider spreads and lower exposure to product guarantees. In a declining interest rate environment, mitigating actions taken by the Company would limited the Company’s exposure.
8       Sun Life Financial Inc. | Third Quarter 2005

Management’s Discussion and Analysis
REGULATORY AND LEGAL MATTERS
Sun Life Financial Inc. and certain of its U.S. subsidiaries are cooperating with insurance and securities regulators and other government and self-regulatory agencies in the United States in their continuing investigations and examinations with respect to various issues, including market timing and late trading of mutual funds, directed brokerage, revenue sharing and other arrangements with distributors, compensation arrangements and other business practices between insurance companies and brokers, and recordkeeping requirements. Certain of these subsidiaries are engaged in discussions with U.S. regulators that may lead to settled administrative actions and a provision has been recorded for such matters in the Corporate segment. While it is not possible to predict the resolution of these matters, management expects that the ultimate resolution of these matters will not be material to the Company’s consolidated financial condition.
As previously disclosed, Sun Life Financial Inc., MFS and certain of its subsidiaries, MFS Corporation Retirement Committee, various MFS funds, certain current and/or former Trustees of those MFS funds, and certain officers of MFS have been named as defendants in multiple lawsuits filed in the U.S. federal and state courts relating to the matters that led to the settlements between MFS and federal and state regulators in 2004. These actions are at an early state and Sun Life Financial Inc. cannot predict their outcome at this time.
Additional information concerning these and related matters is provided in Sun Life Financial Inc.’s annual and interim MD&A, annual and interim financial statements and AIF. Copies of these documents are available at www.sedar.com.
USE OF NON-GAAP FINANCIAL MEASURES
Management evaluates the Company’s performance on the basis of financial measures prepared in accordance with GAAP, including earnings, EPS and ROE. Management also measures the Company’s performance based on certain non-GAAP measures, including operating earnings, and other financial measures based on operating earnings, including operating EPS and operating ROE, that exclude certain significant items that are not operational or ongoing in nature. Management also uses financial performance measures that are prepared on a constant currency basis, which excludes the impact of currency fluctuations. Management measures the performance of its business segments using ROE that is based on an allocation of common equity or risk capital to the business segments, using assumptions, judgments and methodologies that are regularly reviewed and revised by management. Management believes that these non-GAAP financial measures provide information useful to investors in understanding the Company’s performance and facilitate the comparison of the quarterly and full-year results of the Company’s ongoing operations. These non-GAAP financial measures do not have any standardized meaning and may not be comparable with similar measures used by other companies. They should not be viewed as an alternative to measures of financial performance determined in accordance with GAAP. Additional information concerning these non-GAAP financial measures and reconciliations to GAAP measures are included in Sun Life Financial Inc.’s annual and interim MD&A and the Supplementary Financial Information packages that are available in the Investor Relations — Financial Publications section of Sun Life Financial’s website, www.sunlife.com.
Operating earnings, operating EPS and operating ROE exclude the $51 million charge taken in the third quarter of 2005 related to the Cuprum sale and the $59 million charge taken in the first quarter of 2004 with respect to the settlement in March 2004 of administrative proceedings by U.S. regulators against MFS.
FORWARD-LOOKING STATEMENTS
Some of the statements contained in this document, including those relating to the Company’s strategies and other statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates” or similar expressions, are forward-looking statements within the meaning of securities laws. Forward-looking statements include, without limitation, the information concerning possible or assumed future results of operations of the Company. These statements are not historical facts but instead represent only the Company’s expectations, estimates and projections regarding future events.
Forward-looking statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. The future results and stockholder value of Sun Life Financial Inc. may differ materially from those expressed in these forward-looking statements due to, among other factors, the matters set out under “Risk Factors” in Sun Life Financial Inc.’s AIF and the factors detailed in its other filings with Canadian and U.S. securities regulators, including its annual and interim MD&A, and annual and interim financial statements which are available for review at www.sedar.com.
Factors that could cause actual results to differ materially from expectations include, but are not limited to: external factors, including changes in equity market performance, interest rates, currency exchange rates and government regulations; the amount and composition of assets under management; the management of product pricing; mortality and morbidity rates; expense management; the maintenance of spreads between credited rates and investment returns; surrender and lapse rates; the management of market and credit risks; the management of risks inherent in products with guaranteed benefit options; and the results of regulatory investigations into the practices of the mutual fund, insurance, annuity and financial product distribution industries in, including private legal proceedings and class actions that have been commenced or threatened in connection with these practices. The Company does not undertake any obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events, except as required by law.
Third Quarter 2005 | www.sunlife.com       9

Interim Consolidated Financial Statements
Consolidated Statements of Operations

	For the three months ended		For the nine months ended
	September 30	September 30*	September 30	September 30*
(unaudited, in millions of Canadian dollars, except for per share amounts)	2005	2004	2005	2004

Revenue
Premium income:
Annuities	$1,198	$1,176	$3,769	$3,691
Life insurance	1,379	1,474	4,232	4,347
Health insurance	739	611	1,994	1,800

	3,316	3,261	9,995	9,838
Net investment income	1,484	1,430	4,510	4,422
Fee income	730	699	2,170	2,219

	5,530	5,390	16,675	16,479

Policy Benefits and Expenses
Payments to policyholders, beneficiaries and depositors:
Maturities and surrenders	1,612	1,400	4,540	4,551
Annuity payments	362	370	1,118	1,128
Death and disability benefits	617	607	1,840	1,933
Health benefits	476	426	1,380	1,323
Policyholder dividends and interest on claims and deposits	282	240	819	806

	3,349	3,043	9,697	9,741
Net transfers to segregated funds	189	84	499	447
Increase in actuarial liabilities (Note 7)	159	571	901	931
Commissions	428	478	1,285	1,453
Operating expenses	667	663	2,106	2,085
Premium taxes	50	44	139	135
Interest expense	65	68	200	202

	4,907	4,951	14,827	14,994

Income before Income Taxes and Non-controlling Interests	623	439	1,848	1,485
Income taxes expense (benefit)	179	(7)	444	214
Non-controlling interests in net income of subsidiaries	5	7	18	20

Total Net Income	439	439	1,386	1,251
Less: Participating policyholders’ net income	1	—	6	9
Preferred shareholder dividends	8	—	15	—

Common Shareholders’ Net Income	$430	$439	$1,365	$1,242

Average exchange rates:
U.S. Dollars	1.21	1.31	1.23	1.33
U.K. Pounds	2.16	2.38	2.26	2.42

* As restated for adoption of Consolidation of Variable Interest Entities, Canadian Institute of Chartered Accountants (CICA) Handbook Accounting Guideline 15 (AcG 15) (Note 2)

Earnings per share (Note 5)
Basic	$0.74	$0.73	$2.32	$2.07
Diluted	$0.73	$0.73	$2.30	$2.06

Weighted average shares outstanding in millions (Note 5)
Basic	584	599	588	600
Diluted	588	601	591	603
The attached notes form part of these interim consolidated financial statements.
10       Sun Life Financial Inc. | Third Quarter 2005

Interim Consolidated Financial Statements
Consolidated Balance Sheets

	As at
	September 30	December 31*	September 30*
(unaudited, in millions of Canadian dollars)	2005	2004	2004

Assets
Bonds	$63,690	$64,496	$66,151
Mortgages	14,035	13,862	13,968
Stocks	3,404	3,463	3,640
Real estate	3,216	3,148	3,157
Cash, cash equivalents and short-term securities	6,282	5,958	5,931
Policy loans and other invested assets	5,643	5,984	6,035

Invested assets	96,270	96,911	98,882
Goodwill	5,459	5,471	5,575
Intangible assets	758	751	758
Other assets	5,427	4,670	5,876

Total general fund assets	$107,914	$107,803	$111,091

Segregated funds net assets	$59,160	$56,564	$55,054

Liabilities and Equity
Actuarial liabilities and other policy liabilities (Note 7)	$76,150	$76,056	$77,835
Amounts on deposit	3,126	3,144	3,147
Deferred net realized gains	3,658	3,466	3,348
Other liabilities	8,193	9,072	10,194

Total general fund liabilities	91,127	91,738	94,524
Subordinated debt	1,455	1,462	1,729
Non-controlling interests in subsidiaries	31	188	184
Total equity	15,301	14,415	14,654

Total general fund liabilities and equity	$107,914	$107,803	$111,091

Segregated funds contract liabilities	$59,160	$56,564	$55,054

Exchange rate at balance sheet date:
U.S. Dollars	1.16	1.20	1.28
U.K. Pounds	2.05	2.32	2.30
*  As restated for adoption of AcG 15 (Note 2)
The attached notes form part of these interim consolidated financial statements.
Approved on behalf of the Board of Directors
Donald A. Stewart
Chief Executive Officer
Krystyna T. Hoeg
Director
Third Quarter 2005 | www.sunlife.com       11

Interim Consolidated Financial Statements
Consolidated Statements of Equity

For the nine months ended
	Participating		September 30	September 30*
(unaudited, in millions of Canadian dollars)	Policyholders	Shareholders	2005	2004

Preferred Shares
Balance, beginning of period	$—	$—	$—	$—
Preferred shares issued (Note 9)	—	725	725	—
Issuance costs, net of taxes (Note 9)	—	(12)	(12)	—

Balance, end of period	—	713	713	—

Common Shares
Balance, beginning of period	—	7,238	7,238	7,289
Stock options exercised	—	73	73	54
Common shares purchased for cancellation (Note 4)	—	(142)	(142)	(62)

Balance, end of period	—	7,169	7,169	7,281

Contributed Surplus
Balance, beginning of period	—	70	70	76
Stock based compensation	—	22	22	11
Stock options exercised	—	(15)	(15)	(13)

Balance, end of period	—	77	77	74

Retained Earnings
Balance, beginning of period, as previously reported	85	8,116	8,201	7,284
Adjustment for change in accounting policy (Note 2)	—	3	3	4

Balance, beginning of period, as restated	85	8,119	8,204	7,288
Net income	6	1,380	1,386	1,251
Dividends on common shares	—	(432)	(432)	(384)
Dividends on preferred shares	—	(15)	(15)	—
Common shares purchased for cancellation (Note 4)	—	(322)	(322)	(123)

Balance, end of period	91	8,730	8,821	8,032

Currency Translation Account
Balance, beginning of period	(8)	(1,089)	(1,097)	(673)
Adjustment for foreign exchange gain (Notes 3 and 11)	—	(17)	(17)	—
Changes for the period	(1)	(364)	(365)	(60)

Balance, end of period	(9)	(1,470)	(1,479)	(733)

Total equity	$82	$15,219	$15,301	$14,654

*  As restated for adoption of AcG 15 (Note 2)
The attached notes form part of these interim consolidated financial statements.
12       Sun Life Financial Inc. | Third Quarter 2005

Interim Consolidated Financial Statements
Condensed Consolidated Statements of Cash Flows

For the three months ended			For the nine months ended
	September 30	September 30*	September 30	September 30*
(unaudited, in millions of Canadian dollars)	2005	2004	2005	2004

Cash Flows Provided by (Used in) Operating Activities
Total net income	$439	$439	$1,386	$1,251
New mutual fund business acquisition costs capitalized	(17)	(23)	(69)	(74)
Redemption fees of mutual funds	7	16	31	51
Items not affecting cash	(411)	240	570	945

Net cash provided by operating activities	18	672	1,918	2,173

Cash Flows Provided by (Used in) Financing Activities
Borrowed funds	(23)	29	(58)	23
Issuance of preferred shares (Note 9)	325	—	725	—
Payments to underwriters (Note 9)	(10)	—	(19)	—
Issuance of common shares on exercise of stock options	22	6	58	41
Common shares purchased for cancellation (Note 4)	(85)	(128)	(464)	(185)
Dividends paid on common shares	(149)	(132)	(432)	(384)
Dividends paid on preferred shares	(8)	—	(15)	—

Net cash provided by (used in) financing activities	72	(225)	(205)	(505)

Cash Flows Provided by (Used in) Investing Activities
Sales, maturities and repayments of bonds, mortgages, stocks and real estate	7,128	7,880	23,959	29,552
Purchases of bonds, mortgages, stocks and real estate	(7,077)	(8,725)	(25,085)	(30,212)
Policy loans	(15)	(6)	(49)	(7)
Short-term securities	(845)	19	(496)	(977)
Other investments	(18)	24	2	3
Disposal (Note 3)	130	—	130	—
Redemption of preferred shares of subsidiary (Note 9)	—	—	(150)	—

Net cash used in investing activities	(697)	(808)	(1,689)	(1,641)

Changes due to fluctuations in exchange rates	(163)	(83)	(199)	(18)

Increase (decrease) in cash and cash equivalents	(770)	(444)	(175)	9
Cash and cash equivalents, beginning of period	4,343	3,628	3,748	3,175

Cash and cash equivalents, end of period	3,573	3,184	3,573	3,184
Short-term securities, end of period	2,709	2,747	2,709	2,747

Cash, cash equivalents and short-term securities, end of period	$6,282	$5,931	$6,282	$5,931

Supplementary Information
Cash and cash equivalents:
Cash			$846	$258
Cash equivalents			2,727	2,926

			$3,573	$3,184

Cash disbursements made for:
Interest on borrowed funds and subordinated debt	$5	$1	$139	$136

Income taxes, net of refunds	$68	$75	$244	$191

*    As restated for adoption of AcG 15 (Note 2)
The attached notes form part of these interim consolidated financial statements.
Third Quarter 2005 | www.sunlife.com       13

Interim Consolidated Financial Statements
Consolidated Statements of Changes in Segregated Funds Net Assets

For the three months ended			For the nine months ended
	September 30	September 30	September 30	September 30
(unaudited, in millions of Canadian dollars)	2005	2004	2005	2004

Additions to Segregated Funds
Deposits:
Annuities	$1,417	$1,191	$5,264	$4,567
Life insurance	66	777	186	1,086

	1,483	1,968	5,450	5,653
Net transfers from general funds	189	84	499	447
Net realized and unrealized gains (losses)	2,307	(314)	3,466	940
Other investment income	267	246	942	921

	4,246	1,984	10,357	7,961

Deductions from Segregated Funds
Payments to policyholders and their beneficiaries	1,733	2,583	5,420	6,220
Management fees	164	155	498	466
Taxes and other expenses	54	29	124	89
Effect of changes in currency exchange rates	2,024	1,761	1,719	218

	3,975	4,528	7,761	6,993

Net additions (reductions) to segregated funds for the period	271	(2,544)	2,596	968
Segregated funds net assets, beginning of period	58,889	57,598	56,564	54,086

Segregated funds net assets, end of period	$59,160	$55,054	$59,160	$55,054

Consolidated Statements of Segregated Funds Net Assets

	As at
	September 30	December 31	September 30
(unaudited, in millions of Canadian dollars)	2005	2004	2004

Assets
Segregated and mutual fund units	$45,868	$43,589	$42,154
Stocks	7,411	7,082	6,792
Bonds	5,550	5,600	5,625
Cash, cash equivalents and short-term securities	1,168	961	1,396
Real estate	152	159	153
Mortgages	49	61	67
Other assets	970	716	1,764

	61,168	58,168	57,951

Liabilities	2,008	1,604	2,897

Net assets attributable to segregated funds policyholders	$59,160	$56,564	$55,054

The attached notes form part of these interim consolidated financial statements.
14       Sun Life Financial Inc. | Third Quarter 2005

Condensed Notes to the Interim Consolidated Financial Statements

(unaudited, in millions of Canadian dollars, except for per share amounts and where otherwise stated)
1. Basis of Presentation
Sun Life Financial Inc. together with all its subsidiaries, including its wholly-owned consolidated subsidiaries Sun Life Assurance Company of Canada (Sun Life Assurance) and Sun Life Financial Corp., are collectively referred to as “Sun Life Financial” or “the Company”. On January 4, 2005, Sun Life Assurance completed a reorganization under which most of its asset management businesses in Canada and the U.S. were transferred to a newly incorporated subsidiary of Sun Life Financial Inc., Sun Life Financial Corp. The Company prepares its interim consolidated financial statements according to Canadian generally accepted accounting principles (GAAP). The accounting policies and methods of computation applied in these interim financial statements are the same as those applied in the 2004 annual consolidated financial statements, except as described in Note 2. The interim consolidated financial statements should be read in conjunction with the most recent annual consolidated financial statements, as they do not include all information and notes required by GAAP for annual consolidated financial statements.
2. Changes in Accounting Policies
Consolidation of Variable Interest Entities: The Company adopted Consolidation of Variable Interest Entities, CICA Handbook Accounting Guideline 15 (AcG 15), on January 1, 2005. This change in accounting policy was applied retroactively and prior period financial statements have been restated accordingly. This Guideline provides guidance for application of consolidation principles to those entities defined as variable interest entities (VIEs). VIEs are entities in which equity investors do not have a controlling financial interest or where the equity invested is considered insufficient to finance the entity’s activities without additional subordinated financial support. Under this Guideline, the Company is required to consolidate those VIEs where the Company is exposed to a majority of expected losses, benefits from a majority of expected residual returns, or both.
The following is a summary of the impact of this Guideline for the major categories of VIEs that the Company is involved with.
Sun Life ExchangEable Capital Securities (SLEECS):
Sun Life Capital Trust (the Trust) issued SLEECS of $1,150 to third-party investors. Sun Life Assurance issued a debenture of $1,200 to the Trust and holds an investment of $2 in Special Trust Securities in the Trust. The Trust was determined to be a VIE in which the Company did not have a controlling financial interest. As a result, the Company deconsolidated $1,150 of non-controlling interest in subsidiaries, recorded the $1,200 debenture payable in other liabilities, increased opening retained earnings by $4 and increased other assets by $54 on the interim consolidated balance sheets as at January 1, 2004. The deconsolidation of the Trust resulted in a reduction in net income of $2 for the nine months ended September 30, 2005 ($1 for the three months ended September 30, 2005) and $1 for the nine months ended September 30, 2004 (nil for the three months ended September 30, 2004). The debenture will continue to qualify as capital for Canadian regulatory purposes up to the amount of the SLEECS issued of $1,150.
Cumulative Capital Securities (Securities):
On May 6, 1997, Sun Life of Canada (U.S.) Capital Trust I (Capital Trust), a Delaware statutory business trust, issued US$600 of 8.53% Securities. The Company issued US$600 of partnership capital securities to the Capital Trust. The Capital Trust was determined to be a VIE in which the Company did not have a controlling financial interest. As a result, the Company deconsolidated US$600 ($774) of Securities, included in subordinated debt, and recorded the US$600 ($774) of partnership capital securities in other liabilities as at January 1, 2004. The deconsolidation of the Capital Trust did not have an impact on net income for the three and nine months ended September 30, 2005 and September 30, 2004. The amount included in other liabilities will continue to qualify as capital for Canadian regulatory purposes.
Other Variable Interest Entities:
The Company has a greater than 20% involvement in 25 VIEs. The Company is a creditor in 11 trusts, 10 limited partnerships, two limited liability companies and two special purpose entities. These VIEs were used to finance commercial mortgages, franchise receivables, auto receivables, retail stores and equipment and to make private debt and equity investments. The Company’s maximum exposure to loss related to all of these investments is $194, which is the carrying amount of these assets.
Financial Instruments – Disclosure and Presentation: The Company adopted the amendments to the accounting requirements in CICA Handbook Section 3860, Financial Instruments – Disclosure and Presentation, on January 1, 2005. Securities issued by the Company that give the Company an unrestricted obligation to settle the principal amount in cash or in the equivalent value of its own shares, must be classified as debt.
This change in accounting policy did not have a material impact on these interim consolidated financial statements.
Third Quarter 2005 | www.sunlife.com       15

Condensed Notes to the Interim Consolidated Financial Statements (unaudited)
3. Acquisition and Disposal
On July 5, 2005, the Company entered into an agreement to purchase CMG Asia Limited and CommServe Financial Limited, which together form the Hong Kong insurance and pension operations of the Commonwealth Bank of Australia, for $560. The transaction closed on October 18, 2005, after receiving all applicable regulatory approvals.
On August 26, 2005, the Company, sold its 31.72% investment in Administradora de Fondos de Pensiones Cuprum S.A. to Empresas Penta S.A., accounted for by the equity method, for $130 in cash. This transaction resulted in a loss of $51 ($43 recorded to net investment income and an additional tax charge of $8, recorded to income taxes) in the third quarter. This loss includes a foreign exchange loss of $52, equivalent to the amount of the foreign exchange loss accumulated in the currency translation account.
4. Normal Course Issuer Bid and Cancellation of Common Shares
On January 6, 2005, the Company announced the renewal of its normal course issuer bid to purchase, for cancellation, through the Toronto Stock Exchange (the Exchange) up to 30 million common shares, representing approximately 5% of the common shares issued and outstanding at that time. This normal course issuer bid covers the period from January 12, 2005 to January 11, 2006. Purchases will be executed on the Exchange at the prevailing market price in amounts and times determined by the Company. In 2004, the Company announced a similar normal course issuer bid that covered the period from January 12, 2004 to January 11, 2005. In the first three quarters of 2005, the Company purchased under these plans approximately 12 million of its common shares at an average price of $40.37 per share for a total amount of $464. Approximately 2 million of the common share purchases occurred during the current quarter at an average price of $43.91 per share for a total amount of $85. An additional $7 were subscribed for, but not settled, at September 30, 2005.
5. Earnings Per Share
Details of the calculation of the net income and the weighted average number of shares used in the earnings per share computations are as follows:

For the three months ended			For the nine months ended
	September 30	September 30*	September 30	September 30*
	2005	2004	2005	2004

Common shareholders’ net income	$430	$439	$1,365	$1,242
Less: Effect of stock options of subsidiaries(1)	1	1	4	1

Common shareholders’ net income on a diluted basis	$429	$438	$1,361	$1,241

Weighted average number of shares outstanding for basic earnings per share (in millions)	584	599	588	600
Add: Adjustments relating to the dilutive impact of stock options(1)	4	2	3	3

Weighted average number of shares outstanding on a diluted basis (in millions)	588	601	591	603

(1)	The effect of stock options is calculated based on the treasury stock method requirements which assume that unrecognized compensation, as well as any proceeds from the exercise of the options, would be used to purchase common shares at the average market prices during the period.
*	As restated for adoption of AcG 15 (Note 2)
6. Segmented Information
Effective January 1, 2005, the Company realigned certain of its reportable segments whereby the reinsurance business unit previously included in the SLF Canada segment, and the United Kingdom business, are now reported as part of the Corporate segment (formerly Corporate Capital). The change reflects the ongoing evolution of the business of the Company and does not impact the consolidated results. The prior period results and assets by segment presented in this note reflect this realignment.
The Company has five reportable segments: SLF Canada, SLF United States, MFS Investment Management (MFS), SLF Asia, and Corporate. These reportable segments reflect the Company’s management structure and internal financial reporting. Each of these segments operates in the financial services industry and has its own management. They derive their revenues principally from mutual funds, investment management and annuities, life and health insurance and life retrocession. Revenues not attributed to the business units are derived primarily from investments of a corporate nature and earnings on capital.
Corporate includes the Company’s reinsurance operations, both ongoing and run-off, the United Kingdom operations, and those other operations for which management responsibility resides in head office. Total net income in this category is shown net of certain expenses borne centrally.
16       Sun Life Financial Inc. | Third Quarter 2005

Condensed Notes to the Interim Consolidated Financial Statements (unaudited)
Inter-segment transactions consist primarily of internal financing agreements. They are measured at market values prevailing when the arrangements were negotiated. Inter-segment revenue for the three and nine months ended September 30, 2005, consists of interest of $67 and $180 ($83 and $259, respectively, in 2004) and fee income of $10 and $33 respectively ($11 and $34 in 2004).
The results of the segments’ operations are discussed in the Management’s Discussion and Analysis.

Results by segment for the three months ended September 30, 2005
		United States				Consolidation
	Canada	Sun Life	MFS	Asia	Corporate	Adjustments	Total

Revenue	$2,120	$2,443	$412	$178	$454	$(77)	$5,530
Total net income	$229	$133	$46	$10	$21	$—	$439

Results by segment for the three months ended September 30, 2004*
		United States				Consolidation
	Canada	Sun Life	MFS	Asia	Corporate	Adjustments	Total

Revenue	$1,960	$2,399	$414	$189	$534	$(106)	$5,390
Total net income	$221	$92	$42	$10	$74	$—	$439

Results and assets by segment for the nine months ended September 30, 2005
		United States				Consolidation
	Canada	Sun Life	MFS	Asia	Corporate	Adjustments	Total

Revenue	$6,370	$7,167	$1,232	$597	$1,522	$(213)	$16,675
Total net income	$715	$346	$134	$35	$156	$—	$1,386

Assets General fund assets	$51,108	$40,343	$819	$2,490	$15,072	$(1,918)	$107,914
Segregated funds net assets	$27,740	$24,412	$—	$62	$6,946	$—	$59,160

Results and assets by segment for the nine months ended September 30, 2004*
		United States				Consolidation
	Canada	Sun Life	MFS	Asia	Corporate	Adjustments	Total

Revenue	$6,133	$7,201	$1,298	$529	$1,660	$(342)	$16,479
Total net income	$679	$299	$70	$27	$176	$—	$1,251

Assets
General fund assets	$50,792	$41,580	$861	$2,273	$16,434	$(849)	$111,091
Segregated funds net assets	$22,909	$25,220	$—	$24	$6,901	$—	$55,054
* As restated for adoption of AcG 15 (Note 2)
7. Changes in Actuarial Liabilities
Changes in actuarial liabilities for the nine months ended September 30, 2005, and September 30, 2004, are as follows:

	2005	2004

Actuarial liabilities, January 1	$74,258	$75,324
Change in liabilities on in-force business and arising from new policies	903	931
Significant changes in assumptions and methodology(1):
Gross increases	167	—
Gross decreases	(169)	—

Increase in actuarial liabilities	901	931

Actuarial liabilities before the following:	75,159	76,255
Change due to termination of reinsurance agreement(2)	1,223	—
Other	50	(73)
Effect of changes in currency exchange rates	(2,029)	(314)

Actuarial liabilities, September 30	74,403	75,868
Add: other policy liabilities	1,747	1,967

Actuarial liabilities and other policy liabilities, September 30	$76,150	$77,835

(1)	The increase in reserves arises from lapse and morbidity assumption changes in the Reinsurance Business Unit. The decreases arise mainly from mortality assumption changes in the same business.
(2)	Reserve increase due to the termination of a reinsurance treaty on Canada Group business, and the resulting recapture of the business. An associated decrease in other liabilities was also recorded to reflect this recapture.
Third Quarter 2005 | www.sunlife.com       17

Condensed Notes to the Interim Consolidated Financial Statements (unaudited)
8. Pension Plans and Other Post-Retirement Benefits

	For the three months ended		For the nine months ended
	September 30	September 30	September 30	September 30
	2005	2004	2005	2004

Pension benefit cost	$3	$2	$10	$7
Other post-retirement benefit cost	$6	$5	$18	$18
9. Significant Capital Transactions
On July 15, 2005, Sun Life Financial Inc. issued $325 of Class A Non-Cumulative Preferred Shares, Series 2 at $25 per share. Holders are entitled to receive non-cumulative quarterly dividends of $0.30 per share, yielding 4.8% annually. Subject to regulatory approval, on or after September 30, 2010, Sun Life Financial Inc. may redeem these shares in whole or in part at a declining premium. On February 25, 2005, Sun Life Financial Inc. issued $400 of Class A Non-Cumulative Preferred Shares, Series 1 at $25 per share. Holders are entitled to receive a non-cumulative quarterly dividend of $0.297 per share, yielding 4.75% annually. Subject to regulatory approval, on or after March 31, 2010, Sun Life Financial Inc. may redeem these shares, in whole or in part at a declining premium. Related underwriting commissions of $12 (net taxes of $7) were deducted from preferred shares in the interim consolidated statements of equity.
On June 30, 2005, Sun Life Assurance redeemed its Non-Cumulative Redeemable Class E Preferred Shares, Series 1. These preferred shares were included in non-controlling interests in subsidiaries in the interim consolidated balance sheets and were redeemed at $25 per share for a total amount of $150, excluding declared dividends also paid upon redemption.
10. Commitments, Guarantees and Contingencies
LEGAL AND REGULATORY PROCEEDINGS
Sun Life Financial Inc. and its U.S. subsidiaries are co-operating with insurance and securities regulators and other government and self-regulatory agencies in the United States in their continuing investigations and examinations with respect to various issues, including market timing and late trading of mutual funds, directed brokerage, revenue sharing, and other arrangements with distributors, compensation arrangements and other business practices between insurance companies and brokers, and recordkeeping requirements. Certain of those subsidiaries are engaged in discussions with U.S. regulators that may lead to settled administrative actions and a provision for such matters has been recorded in the Corporate segment. While it is not possible to predict the resolution of these matters, it is expected that the ultimate resolution of these matters will not be material to the consolidated financial condition of the Company.
Sun Life Financial Inc., MFS and certain of its subsidiaries, MFS Corporation Retirement Committee, various MFS funds, certain current and/or former Trustees of those MFS funds, and certain officers of MFS have been named as defendants in multiple lawsuits filed in the U.S. federal and state courts. The lawsuits variously have been commenced as class actions or individual actions on behalf of investors who purchased, held or redeemed shares of the MFS funds during specified periods, as ERISA actions by participants in certain retirement plan accounts on behalf of those accounts, or as derivative actions on behalf of MFS funds.
The lawsuits relating to market timing and related matters have been transferred to, and consolidated before, the United States District Court for the District of Maryland, as part of a multi-district litigation of market timing and related claims involving several other fund complexes. (In re Mutual Funds Investment Litigation (Alger, Columbia, Janus, MFS, One Group, Putnam, Allianz Dresdner), No.1:04-md-15863 (transfer began March 19, 2004)). The market timing cases related to the MFS funds are Riggs v. MFS et al., Case No. 04-CV-01162-JFM (direct), Hammerslough v. MFS et al., Case No. 04-MD-01620 (derivative) and Anita Walker v. MFS et al., Case No. 1:04-CV-01758 (ERISA). The plaintiffs in these consolidated lawsuits generally seek injunctive relief including removal of the named Trustees, adviser and distributor, rescission of contracts and 12b-1 Plans, disgorgement of fees and profits, monetary damages, punitive damages, attorney’s fees and costs, and other equitable and declaratory relief. Two lawsuits alleging improper brokerage allocation practices and excessive compensation are pending in the United States District Court for the District of Massachusetts (Forsythe v. Sun Life Financial Inc., et al., No. 04cv10584 (GAO) (a consolidated action); and Marcus Dumond, et al. v. Massachusetts Financial Servs. Co., et al., No. 04cv11458 (GAO)). The plaintiffs in these lawsuits generally seek compensatory damages, punitive damages, recovery of fees, rescission of contracts, an accounting, restitution, declaratory relief, equitable and/or injunctive relief and attorney’s fees and costs. The various lawsuits generally allege that some or all of the defendants (i) permitted or acquiesced in market timing and/or late trading in some of the MFS funds and, inadequately disclosed MFS’ internal policies concerning market timing and such matters, (ii) received excessive compensation as fiduciaries to the MFS funds, or (iii) permitted or acquiesced in the improper use of fund assets by MFS to support the distribution of MFS fund shares and inadequately disclosed MFS’s use of fund assets in this manner. The actions assert that some or all of the defendants violated U.S. federal securities laws, including the Securities Act of 1933 and the Securities
18       Sun Life Financial Inc. | Third Quarter 2005

Condensed Notes to the Interim Consolidated Financial Statements (unaudited)
Exchange Act of 1934, the Investment Company Act of 1940 and the Investment Advisers Act of 1940, the Employee Retirement Income Security Act of 1974, as well as fiduciary duties and other violations of common law. In February, March and April 2005 the defendants filed separate motions to dismiss all claims of the various lawsuits. A hearing on the market timing motions to dismiss was held on June 16, 2005, but rulings have not yet been made in the MFS-related cases. A hearing on the motions to dismiss the brokerage allocation and excessive fee cases is scheduled for October 26, 2005.
On March 21, 2005, a purported class action was filed in Massachusetts state court on behalf of Brian Reaves and other Class B shareholders in certain MFS Series Trusts and funds. (Reaves, et al. v. MFS Series Trust I, et al, Mass, Super.Ct, C.A. No. 05-1094). Plaintiffs alleged that the named MFS Series Trusts and Funds breached their contract with plaintiffs by (i) engaging in alleged misconduct, including market timing, (ii) failing to act in the best interests of the Class B shareholders and (iii) by engaging in unfair and deceptive trade practices in the performance of contractual duties. Plaintiffs generally seek damages and equitable relief, including the rescission of fees already paid when plaintiffs sold class B shares and injunctive relief preventing the named MFS Series Trusts and Funds from charging fees on the plaintiffs future sale of Class B shares and attorney’s fees and costs. The Reaves suit is subject to a conditional transfer order dated May 6, 2005, that would consolidate and transfer the case to the multi-district litigation in the District of Maryland (in re Mutual Funds Investment Litigation, see above). The plaintiff’s motion to vacate the conditional transfer was denied by the multi-district panel.
These actions are at an early stage and Sun Life Financial cannot predict their outcome with certainty and is accordingly unable to determine the potential impact that they may have on Sun Life Financial’s results of operations, financial position and cash flows. Additional lawsuits based upon similar allegations may be filed in the future.
Additional information concerning these and related matters is provided in Sun Life Financial Inc.’s Management’s Discussion and Analysis and Renewal Annual Information Form for the year ended December 31, 2004, and in its interim Management’s Discussion and Analysis.
PROVISIONS IN THE UNITED KINGDOM
The Company’s United Kingdom operations continue to be subject to regulatory overview in the United Kingdom, including the handling of complaints about mortgage endowments. Endowment policies were sometimes sold to provide customers with a method of repaying mortgage debt at the end of a mortgage term. The Company has regularly engaged in discussions with United Kingdom regulators with respect to these and other matters.
The Company has provisions for future costs and expenses relating to all reviews of past business sold in the United Kingdom, as components of both actuarial liabilities and other liabilities. At September 30, 2005, the combined provision was $59 ($96 in 2004).
11. Foreign Exchange Gain
During the first two quarters of 2005, the Company reduced its net investment in its United Kingdom self-sustaining foreign operation. The reduction was a result of a capital restructuring whereby the foreign operation repaid capital of 250 U.K. Pounds in the first quarter and 100 U.K. Pounds in the second quarter. A foreign exchange gain of $69, equivalent to the proportional amount of the foreign exchange gain accumulated in the currency translation account, was recognized in net investment income for the nine months ended September 30, 2005 (nil for the three months ended September 30, 2005).
12. Comparative Figures
Certain comparative figures have been restated to conform with the presentation adopted in 2005.
Third Quarter 2005 | www.sunlife.com       19

MAJOR OFFICES

The following is contact information for
Sun Life Financial’s major offices and joint
venture companies around the world.
For inquiries and customer service, please
contact the appropriate office in your area.
Sun Life Financial Canada
Sun Life Assurance Company of Canada
Canadian Headquarters
227 King Street South
P.O. Box 1601, STN Waterloo
Waterloo, Ontario
Canada N2J 4C5
Tel: 519-888-3900
Call Centre: 1 800 SUN-LIFE /1 800 786-5433
Mon. to Fri. 8:00 a.m. — 8:00 p.m. Eastern Time
Website: www.sunlife.ca
Toronto Office
225 King Street West
Toronto, Ontario
Canada M5V 3C5
Tel: 416-408-7500
Call Centre: 1 800 SUN-LIFE /1 800 786-5433
Mon. to Fri. 8:00 a.m. — 8:00 p.m. Eastern Time
Website: www.sunlife.ca
Montreal Office
1155 Metcalfe Street
Montreal, Quebec
Canada H3B 2V9
Tel: 514-866-6411
Call Centre: 1 800 SUN-LIFE /1 800 786-5433
Mon. to Fri. 8:00 a.m. — 8:00 p.m. Eastern Time
Website: www.sunlife.ca
Sun Life Financial U.S.
Sun Life Assurance Company of Canada and
Sun Life Assurance Company of Canada (U.S.)
One Sun Life Executive Park
Wellesley Hills, Massachusetts
USA 02481
Tel: 781-237-6030
Call Centre: 1 800 SUN-LIFE /1 800 786-5433
Mon. to Fri. 8:00 a.m. — 5:00 p.m. Eastern Time
Website: www.sunlife-usa.com
Bermuda
Sun Life Assurance Company of Canada
Sun Life Financial Investments (Bermuda) Ltd.
Victoria Hall
11 Victoria Street
Hamilton HM 11, Bermuda
Tel: (441) 296-3084
Website: www.sunlife.bm
Sun Life Financial U.K.
Sun Life Assurance Company of Canada
(U.K.) Limited
Matrix House
Basing View, Basingstoke
Hampshire
United Kingdom RG21 4DZ
Tel: (0870) 160-5040
Call Centre: (0870) 161-1111
Mon. to Fri. 8:00 a.m. — 6:00 p.m.
Website: www.sunlifeofcanada.co.uk
Sun Life Financial Asia
Regional Headquarters
2001 Two Pacific Place
88 Queensway
Hong Kong
Tel: (852) 2918-3888
Fax: (852) 2918-3800
Website: www.sunlife.com
China
Sun Life Everbright Life Insurance
Company Limited
37/F Tianjin International Building
75 Nanjing Road
Tianjin, China 300050
Tel: (8622) 2339-1188
Fax: (8622) 2339-9929
Website: www.sunlife-everbright.com
Beijing Representative Office
Suite 1207
China Resources Building
No. 8, Jianguomenbei Avenue
Beijing, China 100005
Tel: (8610) 8519-2510
Fax: (8610) 8519-2511
Hong Kong
Sun Life Financial (Hong Kong) Limited
20th Floor, One Exchange Square
Central, Hong Kong
Tel: (852) 2103-8888
Fax: (852) 2103-8181
Call Centre: (852) 2103-8928
Mon. to Fri. 8:30 a.m. — 5:00 p.m.
Website: www.sunlife.com.hk
India
Birla Sun Life Insurance Company Limited
Vaman Centre, 5th & 6th Floors
Makhwana Road, Andheri (East)
Mumbai, India 400 059
Tel: 91-22-5678-3333
Fax: 91-22-5678-3232
Mon. to Fri. 9:30 a.m. — 6:30 p.m.
Website: www.birlasunlife.com
Birla Sun Life Asset Management
Company Limited
Ahura Centre, 2nd Floor, Tower A
Mahakali Caves Road, Andheri (East)
Mumbai, India 400 093
Tel: 91-22-5692-8000
Fax: 91-22-5692-8110/8111
Mon. to Fri. 9:30 a.m. — 6:00 p.m.
Website: www.birlasunlife.com
Birla Sun Life Distribution Company Limited
Ahura Centre, 2nd Floor, Tower A 96 A/D
Mahakali Caves Road, Andheri (East)
Mumbai, India 400 093
Tel: 91-22-5692-8200
Fax: 91-22-5692-8201
Website: www.birlasunlife.com
Indonesia
PT Sun Life Financial Indonesia
World Trade Centre, 8th & 9th Floors
JL Jend. Sudirman Kav 29-31
Jakarta, Indonesia 12920
Tel: (6221) 5289-0000
Fax: (6221) 521-1432
Call Centre: (6221) 5289 0088
Toll Free: 08001401262
Mon. to Fri. 8:30 a.m. — 5:30 p.m.
Website: www.sunlife.co.id
Philippines
Sun Life of Canada (Philippines), Inc.
12th Floor, The Enterprise Centre Tower 2
6766 Ayala Avenue cor.
Paseo de Roxas
Makati City, Philippines 1229
Tel: (632) 886-6188
Fax: (632) 849-9988
Call Centre: (632) 849-9888
Mon. to Fri. 8:00 a.m. — 6:00 p.m.
Website: www.sunlife.com.ph

20       Sun Life Financial Inc. | Third Quarter 2005

CORPORATE AND SHAREHOLDER INFORMATION

For information about the Sun Life Financial group of companies, corporate news and financial results, please visit www.sunlife.com.
CORPORATE OFFICE
Sun Life Financial Inc.
150 King Street West
Toronto, Ontario
Canada M5H 1J9
Tel: 416-979-9966
Website: www.sunlife.com
INVESTOR RELATIONS
For financial analysts, portfolio managers and institutional investors requiring information, please contact:
Kevin D. Strain
Vice-President, Investor Relations
Tel: 416-204-8163
Fax: 416-979-4080
E-mail: investor.relations@sunlife.com
Please note that financial information can also be obtained from www.sedar.com.
SHAREHOLDER SERVICES
For shareholder account inquiries, please contact the Transfer Agent in the country where you reside, or Shareholder Services:
Fax: 416-598-3121
English E-mail:
shareholderservices@sunlife.com
French E-mail:
servicesauxactionnaires@sunlife.com
TRANSFER AGENT
For information about your shareholdings, dividends, change in share registration or address, estate transfers, lost certificates, or to advise of duplicate mailings, please contact the Transfer Agent in the country where you reside. If you do not live in any of the countries listed, please contact the Canadian Transfer Agent.
Canada and the United States
CIBC Mellon Trust Company
P.O. Box 7010
Adelaide Street Postal Station
Toronto, Ontario
Canada M5C 2W9
Within North America:
Tel: 1 877 224-1760 (English)
       1 888 290-0048 (French)
Outside of North America:
Tel: 416-348-9412
Fax: 416-643-5501
E-mail: inquiries@cibcmellon.com
Website: www.cibcmellon.com
Shareholders can view their account details using CIBC Mellon Trust Company’s Internet service, Answerline®. Register at www.cibcmellon.com/answerlineregistration.
United Kingdom
Capita IRG Plc
34 Beckenham Road
Beckenham, Kent
United Kingdom BR3 4TU
Within the U.K.:
Tel: (0845) 602 1587
Outside the U.K.:
Tel: +44 20 8639 2064
E-mail: ssd@capitaregistrars.com
Philippines
The Hongkong and Shanghai Banking
Corporation Limited
30/F The Discovery Suites
#25 ADB Avenue
Ortigas Centre, Pasig
Metro Manila, Philippines
From Metro Manila:
Tel: (632) 683-2601
From the Provinces: 1 800 1 888-2422
Hong Kong
Computershare Hong Kong Investor
Services Limited
Hopewell Centre, 46th Floor
183 Queen’s Road East
Wanchai, Hong Kong
Tel: (852) 2862-8628
E-mail: hkinfo@computershare.com.hk
DIVIDENDS
2005 Dividend Dates
Common Shares

Record Dates	Payment Dates

February 23	March 31
May 25	June 30
August 24	September 30
November 23	December 30

Direct Deposit Dividend Service
Canadian-resident common shareholders and shareholders receiving U.S. dollar common share dividend payments may have their dividend payments deposited directly into their bank account.
A detachable enrolment form is located on the back of Sun Life Financial’s dividend cheque. The Request for Electronic Payment of Dividends Form is also available for downloading from CIBC Mellon’s website, www.cibcmellon.com/investorforms, or you can contact CIBC Mellon to have one sent to you.
STOCK EXCHANGE LISTINGS
Ticker Symbol: SLF.PR.A
Sun Life Financial Inc. Class A Preferred Shares, Series 1 are listed on the TSX.
Ticker Symbol: SLF.PR.B
Sun Life Financial Inc. Class A Preferred Shares, Series 2 are listed on the TSX.
Ticker Symbol: SLF
Sun Life Financial Inc. common shares are listed on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges.
As of September 30, 2005, there were 582,937,030 outstanding common shares, which are the only voting securities.

150 King Street West
Toronto, Ontario
Canada M5H 1J9